THE EVOLUTION OF A GLOBAL RETAIL CHAMPION

GAZIT-GLOBE



Gazit-Globe - Conference Call Presentation

Q1 2016 Financial Results, May 26, 2016

LOCATION
LOCATION
LOCATION

Disclaimer

This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

GAZIT-GLOBE



Rachel Lavine
CEO



Adi Jemini
CFO

LOCATION
LOCATION
LOCATION

Financial Results for Q1 2016

GAZIT-GLOBE

(in NIS million except per share data)	3 months ended March 31 2016	2015	Change %
Property rental income	1,539	1,527	0.8%
NOI	1,052	1,028	2.3%
NOI margin	68.4%	67.3%	-
FFO	135	160	(16%)
FFO per share (NIS)	0.69	0.90	(23%)
The number of shares used in calculating the diluted FFO per share (mm)	195.6	178.5	10%
Cash flow from operating activities	290	175	-
Fair value gain on investment property	249	107	-
Net income (loss) attributable to equity holders of the company	(278)	376	-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)	(1.44)	2.10	-

Operational Results – Q1/2016

GAZIT-GLOBE

Rental Income

NIS millions



Based on Q1/2015 FX rates, Q1/2016 rental income increased by 6.5%
6.5%
0.8%
1,527
1,539
Q1/2015
Q1/2016

NOI

NIS millions



Based on Q1/2015 FX rates, Q1/2016 NOI increased by 7.9%
7.9%
2.3%
1,028
1,052
Q1/2015
Q1/2016

FFO

NIS millions



Based on Q1/2015 FX rates, FFO decreased by 5.6%
(5.6%)
(16%)
160
135
Q1/2015
Q1/2016

FFO Per Share

NIS



Based on Q1/2015 FX rates, FFO per share decreased by 14%
(14%)
(23%)
0.90
0.69
Q1/2015
Q1/2016

LOCATION
LOCATION
LOCATION

Operational Parameters

GAZIT-GLOBE

Q1 2016 Same Property NOI Growth (*)

Regional Breakdown



5.6%
2.3%
(2.4%)
(5.9%)
USA
Canada
North Europe
CEE

Total



0.3%
1.9%
Total
Ex-Russia

Resilient Assets with Stable Occupancy

Regional Breakdown



95.2%
96.2%
95.6%
95.0%
95.9%
96.2%
96.7%
95.8%
USA
Canada
North Europe
CEE
31/12/2015
31/12/2016



95.6%
95.6%
Total

LOCATION
LOCATION
LOCATION

(*) Excluding foreign exchange fluctuation.

LOCATION
LOCATION
LOCATION

Fair Value of Investment Property

GAZIT-GLOBE

(NIS million)	Change in fair value (pre-tax, Consolidated) Quarter ended March 31 2016	2015
	75	128
	71	(1)
	127	(14)
	(14)	(2)
	(10)	(4)
	249	**107**

Balance Sheet Highlights

GAZIT-GLOBE

(in NIS million except per share data)	As of March 31 2016	As of December 31 2015
Total Assets	83,929	84,236
Investment Properties & Development	74,978	74,019
Interest Bearing Debt, Net	41,337	41,962
Total Equity	31,540	30,995
Shareholder's Equity	7,378	7,512
Shareholder's Equity Per Share	37.7	38.4
EPRA NAV per share	52.4	52.9
Net Debt to Total Assets (LTV)	50.8%	51.3%
Average nominal interest rate for the quarter	4.1%	3.5%

Liquidity and Financial Strength

GAZIT-GLOBE

Liquidity

NIS Billions


10.4
7.3
3.1
consolidated Subsidiaries
at the company and its private subsidiaries
March 31, 2016

Leverage


51.3%
50.8%
December 31, 2015
March 31, 2016

Unencumbered Pool of Assets

NIS Billions


60.5
60.0
80.0% of investment property
December 31, 2015
March 31, 2016

Well Staggered Debt Maturity Schedule (1)

Debt Breakdown


Financial Institutions
18%
Total Debt
NIS 15.3bn
82%
Debentures

- Weighted average debt maturity: 5.1 years
- Average interest rate: 4.9%

Debenture Maturity Schedule

NIS Millions


929
769
1,345
1,508
1,177
990
888
1,057
1,209
494
2,090
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 and After

LOCATION
LOCATION
LOCATION

(1) As of 31 March 2016. Comprises financial liabilities at the Gazit-Globe parent level and its private subsidiaries.

GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE


GAZIT-GLOBE
GOLF&Co.

G TZAMERET
Tel Aviv, Israel